United States securities and exchange commission logo





                              January 19, 2023

       Lewis Silberman
       Co-Chief Executive Officer
       GSR II Meteora Acquisition Corp.
       840 Park Drive East
       Boca Raton, Florida 33432

                                                        Re: GSR II Meteora
Acquisition Corp.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed December 1,
2022
                                                            File No. 001-41305

       Dear Lewis Silberman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our November 8,
       2022 letter.

       Revised Preliminary Proxy Statement filed December 1, 2022

       General

   1.                                                   Please disclose any
significant crypto asset market developments material to
                                                        understanding or
assessing your business, financial condition and results of operations, or share price since your
last reporting period, including any material impact from the price volatility of crypto
assets.
       Certain Defined Terms, page 3

   2.                                                   You define
cryptocurrency as "a digital currency designed to work as a medium of exchange through a
computer network." This definition appears to exclude any coin or token not used as a
peer to peer medium of exchange, and would appear to include computer-based media of
exchange such as in-game video game currency and online store
 Lewis Silberman
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GSR II Meteora  AcquisitionSilberman
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         incentives exchangeable for goods or services. We also note your use of "cryptocurrency"
         throughout your description of Bitcoin Depot's activities and your disclosure that Bitcoin
         Depot's offering is now limited to the sale and (in limited cases) purchase of bitcoin. For clarity, please revise "cryptocurrency" to "bitcoin" as appropriate, or disclose the process by which Bitcoin Depot will determine whether to offer additional crypto assets through its kiosks and BDCheckout in the future.
Questions and Answers About the Proposals for PubCo Stockholders
Q: What interests do the current officers and directors of PubCo have in the business combination?, page 26

3. Refer to your response to comment 4. We note that you describe certain transaction costs payable by the Sponsor on page 109 that will be payable regardless of whether the transaction completes. Please include these and any other transaction costs in your disclosure of the aggregate costs on pages 26 to 27, 40 to 41, 151 to 152 and 160 to 161.
Summary of the Proxy Statement
Organizational Structure, page 43

4. Please include post-closing ownership percentages for the entities in the diagram.
Board of Directors of PubCo Following the Business Combination, page 43

5. Refer to your response to comment 7. Please confirm that to the extent you determine to avail yourself of the corporate governance exemptions under the Nasdaq Listing
         Rules, you will provide the disclosure called for by Instruction 1 to
Item 407(a) to
         Regulation S-K.
Risk Factors, page 57

6. Refer to your response to comment 45. Please remove the language in your risk factors on pages 99 and 118 stating that there, "has been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition...and financial condition." As noted previously, we observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions.
7.       You state that you    replenish [y]our hot wallet from time to time
through open market
         purchases of cryptocurrency with certain liquidity providers.    To
the extent material,
         please describe any risk to you, either direct or indirect, from excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets at your relevant liquidity providers, if applicable.
8. To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators,
 Lewis Silberman
GSR II Meteora Acquisition Corp.
January 19, 2023
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         and whether there is a material impact on your operations or financial condition.
9. We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. Please describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions.
10. Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
11. Please describe any material risks you face related to the assertion of jurisdiction by U.S.
         and foreign regulators and other government entities over crypto assets and crypto asset markets.
12. Please describe any material risks related to safeguarding your crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.
13. To the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
14. To the extent material, please describe any of the following risks from disruptions in the crypto asset markets:
             Risk from depreciation in your stock price.
             Risk of loss of customer demand for your products and services. Financing risk, including equity and debt financing.
             Risk of increased losses or impairments in your investments or other assets.
             Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
             Risks from price declines or price volatility of crypto assets. Risks Related to Government Regulation and Privacy Matters, page 57

15. Refer to your response to comment 12, including your statement that you do not believe
       "Bitcoin Depot is currently required to obtain money transmitter licenses or any other
FirstName LastNameLewis Silberman
       required licenses in the other jurisdictions in which it operates." Please expand your
Comapany    NameGSR
       disclosure as to II
                        howMeteora  Acquisition
                             you arrived  at this Corp.
                                                  belief, and expand your risk
disclosure in the event
       that you are found
January 19, 2023 Page 3    not to have obtained   a required license for your
activities in a state.
FirstName LastName
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GSR II Meteora  AcquisitionSilberman
                            Corp.
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The consummation of the business combination..., page 102

16. Refer to your disclosure in (i)(y) and (ii) of this risk factor. Please disclose how you will notify shareholders prior to the vote if a significant number of state regulators deny to consent to the change in control and describe the risk to investors that you will be permitted to close the transaction if regulators in states representing up to 20% of your
         revenue object to the transaction or to BT OpCo   s operations in
their state, and that
         investors may therefore own shares in a combined group with significantly reduced revenue.
Business of Bitcoin Depot, page 226

17. To the extent material, please discuss how the recent bankruptcies of crypto asset market participants and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered because of the bankruptcies or may otherwise be lost or misappropriated.
18. To the extent material to an understanding of your business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
             Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
             Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
             Have the crypto assets of their customers unaccounted for.
             Have experienced material corporate compliance failures.
19. Refer to your response to comment 1 and your disclosure on page 226 that you allow customers to sell "cryptocurrency to us in exchange for cash." Please clarify whether customers may sell cryptocurrency other than bitcoin to you using your kiosks. If not, please clarify that customers may sell bitcoin at certain kiosks.
20. Refer to your response to comment 23. Please disclose whether transfers require executive or management-level approval and disclose whether the private keys are stored in the
         United States or Canada, or in a jurisdiction where you do not maintain kiosk operations.
21. We note your disclosure that you source all of your kiosks from Genmega. To the extent your relationship with Genmega is material to Bitcoin Depot's business, please disclose the material terms of any agreements with Genmega and expand your risk factor disclosure to cover the risk that your purchasing relationship with Genmega may cease and the challenges of finding a replacement kiosk provider.
22. You state on page 236 that you "hold an amount of cryptocurrency in a hot wallet that
         [you] own..." and that you "replenish [your] hot wallet from time to time through open market purchases of cryptocurrency with certain liquidity providers." Please disclose
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         whether the price for crypto assets that you charge a customer is based upon the price paid by you to your liquidity providers, or the spot price at the time of the customer's transaction. If the former, please disclose any risks related to fluctuations in crypto asset prices between the time of purchase and onward sale to customers that you face.
23. To the extent material to an understanding of your business, please discuss any steps you
         take to safeguard your customers    crypto assets and describe any
policies and procedures
         that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Bitcoin Depot, page 240

24. Refer to your response to comment 31. You disclose that you maintain a low balance of cryptocurrency - typically less than $0.5 million - and that you transact almost exclusively in Bitcoin. Given that your crypto asset balance was $6.6 million at December 31, 2021, and $6.0 million was in Ethereum, please include additional disclosures in your next amendment discussing these balances.
25. Given the low balance of cryptocurrency, please tell us the following regarding your replenishment process:
             Address how the Company monitors the real time notifications and activities of customer requests for the purchases and sales of crypto assets and how this equates to the Company's buying and selling activities in order to maintain sufficient inventory of crypto assets on hand to meet customer demand; and
             Address if you have had instances where you have not had sufficient crypto assets in inventory in order to execute customer transactions, and if not, the steps taking to perform execution of the transactions.
26. We note your response to comment 34 related to fees. For BTM kiosk transactions, you charge a $3 flat fee and for BDCheckout transactions, you charge a $3.50 flat fee that is equal to the fee charged by Incomm to facilitate BDCheckout transactions. Please clarify if you pass along any of the $3 flat fee for BTM kiosk transactions, or if it all represents net revenue. And clarify if you pass along the entire $3.50 flat fee on
         BDCheckout transactions, or if there is no net revenue from flat fees on BDCheckout transactions.
27. We note your responses to comments 34, 35, 53, and 54 related to prices used in cryptocurrency transactions, including mark-ups. We disagree with your assertion that mark-up information is not meaningful to an investor's understanding of your profitability over time. Please tell us, and revise your next amendment, to address the following regarding these mark-ups:
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                Your mark-up percentages or a range of mark-up percentages, by transaction type
              (BTM kiosk, BDCheckout, Bitcoin Depot website) in the periods presented; and
                Specifically, how these mark-up percentages are determined, taking into account transaction volume, location, demand, etc.
28. Please tell us how your balance of kiosks-owned and kiosks-leased on the Consolidated
         Balance Sheets in the periods presented reconciles with the key business metric installed kiosks presented on page 242. For example, we noted that kiosks - leased was exactly the same at December 31, 2021, June 30, 2022 (as presented in your last filing) and
         September 30, 2022, kiosks - owned changed slightly during those periods, but installed kiosks increased from 6,220 to 6,955 to 6,787 at December 31, 2021, June 30, 2022, and
         September 30, 2022, respectively.
29. To the extent material, please discuss whether the crypto assets you own serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral.
          Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.
Lux Vending, LLC (DBA Bitcoin Depot)
Notes to Consolidated Financial Statements December 31, 2021 and 2020
Note 2. Summary of Significant Accounting Policies
(e) Cryptocurrencies, page F-48

30. Refer to your response to comment 48. We note that the Company provides services whereby customers can sell their crypto assets to the Company through a BTM. As it relates to this service offering, please address the following:
             Quantify the revenue year-to-date in 2022, as well as for 2021, and 2020;
             Indicate the fiat currency available for withdrawal and if there are any limitations on the amount of cash that can be withdrawn, as well as the process for replenishing cash for withdrawal;
             Disclose how the price for the cash withdrawal is determined (e.g., is there a markdown on the price of the crypto asset), as well as any fee structure or terms of sale;
             Indicate the types of cryptocurrency which can be sold in these types of transactions;
             Disclose your accounting for these types of transactions (i.e. both filled and unfilled). Ensure that your response addresses accounting for revenue recognition, cost of revenue and balance sheet presentation, such as how the asset is measured and whether a financial liability is recognized.
31. Refer to your response to comment 46. Please tell us the following concerning crypto assets held for investment purposes:
             Explain in greater detail the statement, "...cryptocurrencies are recorded at cost less
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GSR II Meteora Acquisition Corp.
January 19, 2023
Page 7
              any cumulative impairments until disposed of once the investment purpose has been achieved;"
                Tell us how you have changed your business model in 2022 given your disclosure on page F-79 that you do not hold any cryptocurrencies for investment purposes as of
              September 30, 2022; and
                Tell us if all cryptocurrencies received as payment are also held for sale to customers, or if some, or all, of these cryptocurrency balances are held for investment.
(i) Revenue Recognition, page F-51

32. Refer to your response to comment 51. It appears that you have three revenue streams for sales of cryptocurrency to customers - (1) BTM kiosks, (2) BDCheckout at the checkout counter of retail locations, and (3) Bitcoin Depot's website, where payment is made via a wire transfer to Bitcoin Depot's cash account. Please revise your disclosure to break out revenues by the three revenue streams listed above for improved transparency for potential investors in the periods presented.
33.      Refer to your response to comment 52. Please address the following:
             We note that you earn a variable fee, settled in Bitcoin, equal to a percentage of the cash value of the cumulative transaction volume processed by the software at the kiosks during any given month. However, you note in your response that you settle
             "at the time of the transaction" and "multiple times a day." Please clarify in your response how you settle at the time of the transaction or multiple times a day if you the variable consideration is based on transaction volume processed during any given month;
             Tell us how frequently you receive the transaction volume payments in Bitcoin; and
             Provide us with a robust accounting analysis of your consideration of ASC 815 for accounting for these contracts as a derivative, citing relevant literature.
(j) Cost of Revenue, page F-52

34. Refer your response to comment 55. Please revise your next amendment to break out the cryptocurrency expense line item in your table of cost of revenue to reflect all of the components of this expense (cost of crypto assets, fees paid to obtain crypto assets, etc.)
         for the periods presented. Please discuss any material changes in specific costs items in
         MD&A.
Note 5. Restatement, page F-59

35. Refer to your response to comment 58. In addition to the narrative discussion, please revise your next amendment to provide a footnote corresponding to each line item
FirstName LastNameLewis Silberman
       showing a calculation and reconciliation to the adjustment reflected in pro forma
Comapany    NameGSR
       information.    II Meteora
                     These        Acquisition
                           footnotes, includingCorp.
                                                a narrative discussion and
quantitative
Januaryreconciliation,
         19, 2023 Pageshould
                       7     be included after the table summarizing the
restatement.
FirstName LastName
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GSR II Meteora  AcquisitionSilberman
                            Corp.
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Lux Vending, LLC (DBA Bitcoin Depot)
Notes to Consolidated Financial Statements Periods Ended September 30, 2022 (Unaudited) and
December 31, 2021
Note 2. Summary of Significant Accounting Policies
(e) Cryptocurrencies, page F-78

36. Please tell us how you had no impairment on cryptocurrencies in 2022, either held-for-
         investment or held-for-sale to customers given the volatility and decline in the price of
         Bitcoin in 2022.
Note 4. Recent Accounting Pronouncements, page F-88

37. Please tell us, and revise your next amendment as appropriate, to discuss the Company's adoption and application of Staff Accounting Bullet No. 121 ("SAB 121"). Please
         specifically address the following:
             Quantify the total population of cryptocurrency assets held in custody by either the
             Company or on behalf of the Company at each reporting period date; Reconcile the total population in the bullet above to where it is currently reflected, if
             at all, in the Company's financial statements; and Tell us if the Company holds, or engages other parties to hold on their behalf, any
             other cryptocurrency assets for any other customers, third parties, related parties or entities that are not included in the consolidated financial statements.
             For each type of cryptocurrency transaction (BM kiosk, BDCheckout, or directly by an OTC trade), please tell us the following:
                o Clarify at what point your full control and custody of the cryptocurrencies before the primary sale are transferred to the customers, and the customers obtains the right to transact in their cryptocurrencies.
                o Tell us who has the risk of loss for cryptocurrency held by thirdparty custodians.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Irving at 202-551-3321 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance